SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ELECTRONIC ARTS INC.

(Name Of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

285512109

(CUSIP Number of Class of Securities (Underlying Common Stock)

Stephen G. Bené

Senior Vice President, General Counsel and Secretary

Electronic Arts Inc.

209 Redwood Shores Parkway

Redwood City, California 94065

(650) 628-1500

(Name, Address, and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

With copies to:

Diane Holt Frankle

William H. Hoffman

John G. Saia

DLA Piper Rudnick Gray Cary US LLP

2000 University Avenue

East Palo Alto, California 94303

(650) 833-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing fee*
Not applicable	Not applicable

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Explanatory Note

On June 19, 2006, the Board of Directors of Electronic Arts Inc. (the “Company”) authorized, subject to stockholder approval, a voluntary program that will permit eligible employees to exchange certain outstanding stock options that are significantly “underwater” for a lesser number of shares of restricted stock or restricted stock units (the “Exchange Program”). Earlier today, the Exchange Program was submitted by the Company to its stockholders for their approval at the 2006 Annual Meeting of the Stockholders, which will be held on July 27, 2006.

On June 30, 2006, Gabrielle Toledano, the Company’s Senior Vice President, Human Resources, sent an email to holders of eligible options announcing that the Exchange Program had been submitted to stockholders for approval. The text of this email is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Upon commencement of the Exchange Program, the Company will provide option holders who are eligible to participate in the exchange with written materials explaining the precise terms and timing of the Exchange Program. The Company will also file these written materials with the Securities and Exchange Commission (the “SEC”) as part of a tender offer statement. EMPLOYEES WHO ARE ELIGIBLE TO PARTICIPATE IN THE EXCHANGE PROGRAM ARE URGED TO READ THESE WRITTEN MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE PROGRAM. The Company’s stockholders and option holders will be able to obtain these written materials, and other documents that will be filed by the Company with respect to the Exchange Offer, free of charge from the SEC’s website at www.sec.gov. In addition, the Company’s stockholders and option holders may obtain free copies of documents filed by the Company with the SEC at http://investor.ea.com, or by directing a request to Electronic Arts Inc., 209 Redwood Shores Parkway, Redwood City, California 94065, attention: Investor Relations, telephone: (650) 628-7352.

ITEM 12.	EXHIBITS.

99.1	Text of an email from Gabrielle Toledano to holders of eligible options regarding the proposed Exchange Program, as transmitted on June 30, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ELECTRONIC ARTS INC.

By	/s/ Stephen G. Bené
Stephen G. Bené
Senior Vice President, General Counsel and Corporate Secretary

Dated: June 30, 2006

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT
99.1	Text of an email from Gabrielle Toledano to holders of eligible options regarding the proposed Exchange Program, as transmitted on June 30, 2006.